                     Executive Board

                     J.J. Nooitgedagt

AEGON N.V.
Securities and Exchange Commission
Attn. Mr. Jim B. Rosenberg	Postal address:
Senior Assistant Chief Accountant	P.O. Box 85
Division of Corporation Finance	2501 CB The Hague (The Netherlands)
100 F Street, NE Washington, DC 20549-4720	AEGON N.V. visiting address:
AEGONplein 50
2591 TV The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
M EB NGT	File No. 1-10882	344 82 84	8 September 2011

Dear Mr. Rosenberg,

I am writing to confirm receipt of your letter dated August 31, 2011 and notify you that we request an extension and expect to be able to send you our response letter by September 30, 2011.

Very truly yours,

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt

Chief Financial Officer

Register The Hague no. 27076669